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                            July 13, 2022

       Jonathan Huberman
       Chairman, Chief Executive Officer
       Software Acquisition Group Inc. III
       1980 Festival Plaza Drive, Ste. 300
       Las Vegas, Nevada 89135

                                                        Re: Software
Acquisition Group Inc. III
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed June 29, 2022
                                                            File No. 333-262723

       Dear Mr. Huberman:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 14, 2022 letter.

       Amendment No. 2 to Registration Statement on Form S-4 filed June 29,
2022

       Non-GAAP Financial Measures, page 167

   1. We note your response to comment 9. It appears the types of expenses included in
                                                        "contract acquisition
costs" are akin to sales and marketing expenses, which are normal, recurring cash expenses
necessary to operate your business. As such, the exclusion of these types of expenses
in calculating the non-GAAP measure "Adjusted EBITDA" does
                                                        not appear appropriate.
Please revise the calculation of your non-GAAP measure to
                                                        remove this adjustment
or explain why you do not believe this is required. Refer to
                                                        Question 100.01 of the
Compliance and Disclosure Interpretations on non-GAAP
                                                        measures.
 Jonathan Huberman
FirstName  LastNameJonathan  Huberman
Software Acquisition Group Inc. III
Comapany
July       NameSoftware Acquisition Group Inc. III
     13, 2022
July 13,
Page  2 2022 Page 2
FirstName LastName
Unaudited Prospective Financial Information of Nogin, page 203

2. We note your response to comment 19 that you "added in a discussion on the fluctuation from 2021 expectations to 2021 actuals." We re-issue the comment-in part. Please disclose whether Nogin achieved the 2021E projections and discuss whether the differences between the projected and actual results is material, and provide a cross-
         reference to the discussion of Nogin   s 2021 results of operations.
In this regard, while we
         note your disclosure does address certain 2021 fluctuations (e.g., "[i]n late-2021, the
         Company experienced supply chain issues related to the shifting economy . . . ."), it does
         not appear that you compare the 2021 projections to the 2021 actual results.
Branded Online, Inc. dba Nogin Consolidated Financial Statements
6. Long-Term Debt, page F-91

3. Your disclosure in Note 6 indicates that your line of credit contains covenants regarding certain financial statement amounts and ratios of the Company. It also indicates that the Company received a forbearance and waiver, respectively, for its financial statement covenants for the periods ended March 31, 2022 and December 31, 2021. Given the need for forbearance and waivers at March 31, 2022 and December 31, 2021, please explain why you believe it is probable that the Company will be able to cure the default and comply with the covenants at measurement dates that are within the next twelve months and that the balance on the line of credit should therefore be classified as a long-term obligation in your financial statements. Refer to the guidance in ASC 470-10-45-1.
       You may contact Amy Geddes at 202-551-3304 or Linda Cvrkel at 202-551-3813 if you
have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Donald Field at 202-551-3680 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Trade &
Services
cc:      Christian Nagler